Exhibit 99.1

AirMedia Announces Unaudited Third Quarter 2012 Financial Results

Beijing, China – November 19, 2012 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Financial Highlights

•	Total revenues increased by 4.3% year-over-year to US$73.1 million.

•	Net loss attributable to AirMedia’s shareholders was US$27.3 million. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.44.

•

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was US$4.3 million. Adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net income attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding, was US$0.07. Adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net income attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding as adjusted for dilution after taking into account option grants under the Company’s current Share Incentive Plan, was US$0.07.

“Despite the negative impact on advertising from certain recent anti-Japan protests in China, we were still able to beat the high end of our revenue guidance in the third quarter of 2012. Our results for the third quarter of 2012 primarily benefitted from the continued growth of our digital frames in airports. We are excited to see the rapid growth of our mega-size LED screens, which received very strong demand from advertisers. We expect mega-size LED screens to be a larger part of the Company’s future revenues and become one of our growth drivers in the coming quarters,” commented Herman Guo, chairman and chief executive officer of AirMedia.

“In the third quarter of 2012, we made improvements on gross profit as a percentage of net revenues and non-GAAP adjusted net income. Gross profit as a percentage of net revenues for the third quarter was 12.3%, up from 10.2% in the same period one year ago and 10.1% in the previous quarter. Non-GAAP adjusted net income expanded to US$4.3 million. If not for the impairment of goodwill and impairment of intangible assets of total US$30.2 million, we would have been able to achieve US-GAAP net income in the third quarter. These impairment charges are non-cash charges, which we do not expect to be recurring,” Henry Ho, AirMedia’s chief financial officer, commented.

Third Quarter 2012 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended September 30, 2012	% of Total Revenues	Quarter Ended June 30, 2012	% of Total Revenues	Quarter Ended September 30, 2011	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	66,233	90.6%	63,046	92.5%	64,085	91.4%	3.4%	5.1%
Digital frames in airports	34,993	47.9%	29,652	43.5%	30,696	43.8%	14.0%	18.0%
Digital TV screens in airports	2,740	3.7%	3,414	5.0%	3,447	4.9%	–20.5%	–19.7%
Digital TV screens on airplanes	6,578	9.0%	7,143	10.5%	6,794	9.7%	–3.2%	–7.9%
Traditional media in airports	20,113	27.5%	20,764	30.5%	21,344	30.4%	–5.8%	–3.1%
Other revenues in air travel	1,809	2.5%	2,073	3.0%	1,804	2.6%	0.3%	–12.7%
Gas Station Media Network	3,889	5.3%	2,278	3.4%	3,753	5.4%	3.6%	70.7%
Other Media	2,984	4.1%	2,809	4.1%	2,270	3.2%	31.5%	6.2%

Total revenues	73,106	100.0%	68,133	100.0%	70,108	100.0%	4.3%	7.3%

Net revenues	71,368		66,583		68,715		3.9%	7.2%

Total revenues for the third quarter of 2012 reached US$73.1 million, representing a year-over-year increase of 4.3% from US$70.1 million and a quarter-over-quarter increase of 7.3% from US$68.1 million. The year-over-year and quarter-over-quarter increases were primarily due to increases in revenues from digital frames in airports, other media, and the gas station media network, partially offset by decreases in revenues from digital TV screens in airports, digital TV screens on airplanes and traditional media in airports.

Revenues from digital frames in airports

Revenues from digital frames in airports for the third quarter of 2012 increased by 14.0% year-over-year and by 18.0% quarter-over-quarter to US$35.0 million. The year-over-year and quarter-over-quarter increases were due to the Company’s continued sales efforts and additional revenues from the rapidly growing product line of mega-size LED screens.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the third quarter of 2012 decreased by 20.5% year-over-year and by 19.7% quarter-over-quarter to US$2.7 million. The year-over-year and quarter-over-quarter decreases were primarily due to a drop in demand from advertisers.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the third quarter of 2012 decreased by 3.2% year-over-year and by 7.9% quarter-over-quarter to US$6.6 million, primarily due to the fact that when advertisers have limited advertising budgets during the current economic environment, they tend to move budgets to media which they think can generate higher returns.

Revenues from traditional media in airports

Revenues from traditional media in airports for the third quarter of 2012 decreased by 5.8% year-over-year and 3.1% quarter-over-quarter to US$20.1 million. The year-over-year and quarter-over-quarter decreases were primarily due to the reduced availability as a result of a media format upgrade, in which AirMedia was upgrading 18 light boxes at prime locations in Beijing Capital International Airport to a better advertising format. The Company finished upgrading two of these light boxes in September 2012, and expects to complete upgrading the rest by the end of the year.

Revenues from the gas station media network

Revenues from the gas station media network for the third quarter of 2012 increased by 3.6% year-over-year and by 70.7% quarter-over-quarter to US$3.9 million. The year-over-year increase was primarily due to the Company’s continued sales efforts and advertisers’ continually growing acceptance of AirMedia’s gas station media network. The quarter-over-quarter increase was primarily due to breakthrough on certain key advertising accounts.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media. Revenues from other media for the third quarter of 2012 increased by 31.5% year-over-year and increased by 6.2% quarter-over-quarter to US$3.0 million. The year-over-year and quarter-over-quarter increases were primarily due to an increase in real estate advertising in the third quarter of 2012.

Business tax and other sales tax

Business tax and other sales tax for the third quarter of 2012 were US$1.7 million, compared to US$1.4 million in the same period one year ago and US$1.6 million in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are deducted from total revenues, as permitted under applicable PRC tax law.

Net revenues

Net revenues for the third quarter of 2012 reached US$71.4 million, representing a year-over-year increase of 3.9% from US$68.7 million and a quarter-over-quarter increase of 7.2% from US$66.6 million.

Cost of Revenues

Cost of revenues for the third quarter of 2012 was US$62.6 million, representing a year-over-year increase of 1.3% from US$61.7 million and a quarter-over-quarter increase of 4.6% from US$59.8 million. The year-over-year increase was primarily due to higher concession fees, which were partially offset by lower agency fees for third-party advertising agencies. The quarter-over-quarter increase was primarily due to higher agency fees for third-party advertising agencies, which were partially offset by lower concession fees. Cost of revenues as a percentage of net revenues in the third quarter of 2012 was 87.7%, down from 89.8% in the same period one year ago and down from 89.9% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations and to other media resources owners for placing unipole signs and other outdoors media.

Concession fees for the third quarter of 2012 increased by 7.2% year-over-year and decreased by 0.9% quarter-over-quarter to US$44.5 million. The year-over-year increase was primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the third quarter of 2012 was 62.4%, increasing from 60.4% in the same period one year ago and decreasing from 67.5% in the previous quarter. The year-over-year increase of concession fees as a percentage of net revenues was primarily due to the fact concession fees grew at a faster pace than net revenues. The quarter-over-quarter decrease of concession fees as a percentage of net revenues was primarily due to the fact that net revenues grew at a faster pace than concession fees.

Gross Profit

Gross profit for the third quarter of 2012 was US$8.8 million, compared to gross profit of US$7.0 million in the same period one year ago and gross profit of US$6.8 million in the previous quarter.

Gross profit as a percentage of net revenues for the third quarter of 2012 was 12.3%, compared to gross profit as a percentage of net revenues of 10.2% in the same period one year ago and gross profit as a percentage of net revenues of 10.1% in the previous quarter. The year-over-year and quarter-over-quarter increases in gross profit as a percentage of net revenues were due to the fact that net revenues grew at a faster pace than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended September 30, 2012	% of Net Revenues	Quarter Ended June 30, 2012	% of Net Revenues	Quarter Ended September 30, 2011	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate

Selling and marketing expenses	4,461	6.3%	4,162	6.3%	4,429	6.4%	0.7%	7.2%
General and administrative expenses	5,228	7.3%	5,056	7.6%	5,562	8.1%	–6.0%	3.4%
Impairment of goodwill	20,611	28.9%	—	0.0%	—	0.0%	N/A	N/A
Impairment of intangible assets	9,583	13.4%	—	0.0%	—	0.0%	N/A	N/A

Total operating expenses	39,883	55.9%	9,218	13.9%	9,991	14.5%	299.2%	332.7%

Adjusted operating expenses (non-GAAP)	8,256	11.6%	7,409	11.1%	6,659	9.7%	24.0%	11.4%

Total operating expenses for the third quarter of 2012 were US$39.9 million, representing a year-over-year increase of 299.2% from US$10.0 million and a quarter-over-quarter increase of 332.7% from US$9.2 million. The year-over-year and quarter-over-quarter increases were primarily due to impairment of goodwill of US$20.6 million and an impairment of intangible asset of US$9.6 million in the third quarter of 2012.

Share-based compensation expenses included in the total operating expenses for the third quarter of 2012 were US$713,000, compared to share-based compensation expenses of US$2.4 million in the same period one year ago and share-based compensation expenses of US$993,000 in the previous quarter. The year-over-year decrease in share-based compensation expenses was primarily due to a re-pricing of stock options on August 23, 2011, which resulted in additional one-time share-based compensation expenses in the third quarter of 2011, and the fact that stock options granted on July 10, 2009 all became fully vested on July 10, 2012. The quarter-over-quarter decrease in share-based compensation expenses was primarily due to the fact that stock options granted on July 10, 2009 all became fully vested on July 10, 2012.

Adjusted operating expenses (non-GAAP), which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, were US$8.3 million for the third quarter of 2012, representing a year-over-year increase of 24.0% from US$6.7 million and a quarter-over-quarter increase of 11.4% from US$7.4 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP), which is calculated by dividing adjusted operating expenses (non-GAAP) by net revenues, was 11.6% in the third quarter of 2012, compared to 9.7% in the same period one year ago and 11.1% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).

Selling and marketing expenses for the third quarter of 2012 were US$4.5 million, including share-based compensation expenses of US$174,000. This represented a year-over-year increase of 0.7% from US$4.4 million and a quarter-over-quarter increase of 7.2% from US$4.2 million. The quarter-over-quarter increase was primarily due to higher sales commissions for direct sales force.

General and administrative expenses for the third quarter of 2012 were US$5.2 million, including share-based compensation expenses of US$539,000. This represented a year-over-year decrease of 6.0% from US$5.6 million and a quarter-over-quarter increase of 3.4% from US$5.1million. The year-over-year decrease was primarily due to lower share-based compensation expenses and lower amortization of acquired intangible assets, which were partially offset by higher bad-debt provision.

As the Company’s stock price continued to underperform and because of the negative economic sentiment in China and its effect on marketing and advertising budgets, the Company’s management thought it was prudent to perform an assessment regarding the recoverability of its goodwill and intangible assets balances as of September 30, 2012. As a result of management’s analyses, it was determined that the carrying amount of goodwill and certain intangible assets, all initially recognized in connection with certain business acquisitions in previous years, were impaired. The Company recorded an impairment expense of US$20.6 million for the full impairment of goodwill and US$9.6 million of the partial impairment of certain intangible assets. All such impairment of goodwill and intangible assets are non-cash charges.

Income/Loss from Operations

Loss from operations for the third quarter of 2012 was US$31.1 million, compared to loss from operations of US$3.0 million in the same period one year ago and loss from operations of US$2.5 million in the previous quarter. Loss from operations as a percentage of net revenues for the third quarter of 2012 was negative 43.5%, compared to negative 4.4% in the same period one year ago and negative 3.7% in the previous quarter.

Adjusted income from operations (non-GAAP), which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of intangible assets, was US$557,000 for the third quarter of 2012, compared to adjusted income from operations (non-GAAP) of US$333,000 in the same period one year ago and adjusted loss from operations (non-GAAP) of US$657,000 in the previous quarter. Adjusted operating margin (non-GAAP), which excluded the effect of share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was 0.8% for the third quarter of 2012, compared to 0.5% in the same period one year ago and negative 1.0% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” for a reconciliation of loss from operations under U.S. GAAP to adjusted loss from operations (non-GAAP).

Income Tax Benefits/Expenses

Income tax benefits for the third quarter of 2012 were US$3.0 million, compared to income tax benefits of US$205,000 in the same period one year ago and income tax benefits of US$664,000 in the previous quarter.

Net Loss/Income Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the third quarter of 2012 was US$27.3 million, compared to net loss attributable to AirMedia’s shareholders of US$1.7 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$1.5 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2012 was US$0.44, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.03 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.02 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the third quarter of 2012 was US$0.44, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.03 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.02 in the previous quarter.

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was US$4.3 million for the third quarter of 2012, compared to adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$1.6 million in the same period one year ago and adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$339,000 in the previous quarter. Adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net income attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs outstanding, was US$0.07 for the third quarter of 2012, compared to adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.03 in the same period one year ago and adjusted basic net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.01 in the previous quarter. Adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP), which is adjusted net income attributable to AirMedia’s shareholders (non-GAAP) divided by the number of ADSs as adjusted for dilution after taking into account option grants under the Share Incentive Plan, was US$0.07 for the third quarter of 2012, compared to adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.03 in the same period one year ago and adjusted diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.01 in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Net Income (Loss) and EPS to Non-GAAP Adjusted Net Income (Loss) and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income (loss) attributable to AirMedia’s shareholders (non-GAAP) and adjusted basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS (non-GAAP).

Cash, Restricted Cash and Short-term Investments

Cash, restricted cash and short-term investments totaled US$124.2 million as of September 30, 2012, compared to US$119.1 million as of December 31, 2011. The increase in cash, restricted cash and short-term investments from December 31, 2011 was primarily due to positive cash flow from operations.

ADS Repurchases and Expansion of Share Repurchase Program

On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding ADSs within two years from March 21, 2011. On September 24, 2012, AirMedia’s board of directors approved to increase the size of the share repurchase program to US$40 million from US$20 million and to extend the termination date of the share repurchase program to March 20, 2014 from March 20, 2013. As of November 18, 2012, AirMedia had repurchased an aggregate of 4,744,910 ADSs on the open market for a total consideration of US$13.9 million.

Other Recent Developments

AirMedia’s board of directors (the “Board”) approved a share capital increase of Beijing Weimei Shengjing Advertising Co., Ltd. (“Weimei Shengjing”) and a share purchase by certain members of the senior management of Weimei Shengjing. Weimei Shengjing, a wholly owned subsidiary of Beijing AirMedia UC Advertising Co., Ltd. (“AirMedia UC”), one of the VIEs of the Company, is currently the primary operating entity of AirMedia’s gas station media network. As part of the share capital increase, Weimei Shengjing will increase its share capital by issuing new registered capital to AirMedia UC for a total cash consideration of RMB38.0 million and to Beijing Zhongshi Aoyou Advertising Co., Ltd. (Zhongshi Aoyou) for a total cash consideration of RMB15.0 million (the “Share Capital Increase”). After the proposed Share Capital Increase, AirMedia UC and Zhongshi Aoyou will hold 78% and 22% equity interest in Weimei Shengjing, respectively. Certain members of the senior management of Weimei Shengjing intend to purchase shares of Weimei Shengjing or shares of Zhongshi Aoyou within 30 business days after the proposed Share Capital Increase, for cash consideration per share equal to the fair values of the shares purchased as set out in the valuation report of Weiming Shengjing (the “Share Purchase”). After the proposed Share Purchase, these purchasers will directly or indirectly hold 22% of the equity interest in Weimei Shengjing. The Audit Committee of the Board deliberated on the proposed Share Capital Increase and the Share Purchase and recommended them to the Board for approval. The Share Capital Increase and the Share Purchase were approved by the Board on November 16, 2012.

On November 12, 2012, AirMedia obtained concession rights contract to install and operate two mega-size LED screens above the security check areas in Sanya Fenghuang International Airport in Hainan province from December 1, 2012 to February 28, 2017.

Starting from November 1, 2012, AirMedia extended the advertising cycle time of its mega-size LED screens in Changsha Huanghua International Airport to 12-minute cycles from 6-minute cycles, which reduced the frequency of the 15-second advertising time slots to 80 times a day from 160 times a day, while maintaining the same listing price per time slot. This approach, a response to strong demand from advertisers, doubled the capacity to sell the Company’s mega-size LED Screens in Changsha Huanghua International Airport to 48 time slots from 24 time slots available for sale per week.

Starting from October 23, 2012, after approximately 40-day operation, AirMedia completed the upward adjustment of the listing price of its mega-size LED screens at Terminals 2 of Chengdu Shuangliu International Airport by approximately 75%; the price adjustment was due to strong demand from advertisers.

On September 27, 2012, AirMedia obtained concession rights contract to install and operate two mega-size LED screens next to the airport highway of Chengdu Shuangliu International Airport for eight years starting from the commencement of operations, which is expected to be before December 1, 2012.

On September 13, 2012, AirMedia commenced operations of its mega-size LED screens above the security check areas at Terminal 2 of Chengdu Shuangliu International Airport.

On September 5, 2012, AirMedia obtained rights to be a selling agent of the three mega-size LED screens above the security check areas of Hangzhou Xiaoshan International Airport in Zhejiang province from October 1, 2012 to February 28, 2015.

On September 3, 2012, AirMedia commenced operations of eight sets of newly-built stand-alone digital frames at the baggage claim areas of Changchun Longjia International Airport in Jilin province.

On September 1, 2012, AirMedia’s Board of Directors granted options to an employee to purchase an aggregate of 1,857,538 ordinary shares (928,769 ADSs) of the Company, at an exercise price of US$0.72 per ordinary share (US$1.43 per ADS). The term of these options is five years; one twelfth of these options will vest at the beginning of each quarter from September 4, 2012 to June 3, 2015.

On August 21, 2012, AirMedia commenced operations of 37 sets of newly-built stand-alone digital frames in Sanya Fenghuang International Airport (“Sanya Airport”) in Hainan province, which significantly increased AirMedia’s media presence in Sanya Airport. In addition to the original 15 sets of stand-alone digital frames it already operates in Sanya Airport, AirMedia currently has 52 sets of stand-alone digital frames in Sanya Airport.

On July 15, 2012, AirMedia obtained concession rights contract to operate a mega-size LED screen above the security check areas in Changchun Longjia International Airport in Jilin province from July 15, 2012 to December 31, 2014.

AirMedia’s PRC subsidiaries and variable interest entities have engaged in and may be subject to various legal proceedings relating to commercial arrangements and other matters in the ordinary course of its business. In August 2012, the Company received arbitral awards from Beijing Arbitration Commission concerning some of these legal proceedings, which resulted in an additional payable of US$1.1 million in the third quarter.

Business Outlook

Due to China’s replacement of Business Tax by the recently implemented Value Added Tax in AirMedia’s key regions of operations, the difference between AirMedia’s total revenues and net revenues will be minimal in the future. As a result, starting from the fourth quarter of 2012, AirMedia will give guidance of its net revenues instead of total revenues. AirMedia currently expects its net revenues for the fourth quarter of 2012 to range from US$77.0 million to US$80.0 million, representing a year-over-year decrease of 5.9% to 9.4% from the same period in 2011 and a quarter-over-quarter increase of 7.9% to 12.1% from the previous quarter.

AirMedia currently expects its concession fees to be approximately US$46.0 million in the fourth quarter of 2012. The quarter-over-quarter increase from the third quarter of 2012 will be primarily due to the concession fee commitments under concession rights contracts that were newly signed or renewed or are expected to be signed or renewed.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended September 30, 2012		Quarter Ended June 30, 2012		Quarter Ended September 30, 2011		Y/Y Growth Rate	Q/Q Growth Rate
Digital frames in airports
Number of airports in operation		34		33		35	–2.9%	3.0%
Number of time slots available for sale (2)		32,033		33,012		35,292	–9.2%	–3.0%
Number of time slots sold (3)		12,819		9,535		11,461	11.8%	34.4%
Utilization rate (4)		40.0%		28.9%		32.5%	7.5%	11.1%
Average advertising revenue per time slot sold (5)	US$	2,730	US$	3,110	US$	2,678	1.9%	–12.2%

Digital TV screens in airports
Number of airports in operation		34		35		37	–8.1%	–2.9%
Number of time slots available for sale (1)		16,560		16,789		18,664	–11.3%	–1.4%
Number of time slots sold (3)		6,460		6,174		2,313	179.3%	4.6%
Utilization rate (4)		39.0%		36.8%		12.4%	26.6%	2.2%
Average advertising revenue per time slot sold (5)	US$	424	US$	553	US$	1,490	–71.5%	–23.3%

Digital TV screens on airplanes
Number of airlines in operation		9		9		8	12.5%	0.0%
Number of time slots available for sale (1)		444		444		414	7.2%	0.0%
Number of time slots sold (3)		168		204		254	–33.9%	–17.6%
Utilization rate (4)		37.8%		45.9%		61.4%	–23.6%	–8.1%
Average advertising revenue per time slot sold (5)	US$	39,155	US$	35,015	US$	26,748	46.4%	11.8%

Traditional Media in airports
Numbers of locations available for sale (6)		928		930		904	2.7%	–0.2%
Numbers of locations sold (7)		621		587		695	–10.6%	5.8%
Utilization rate (8)		66.9%		63.1%		76.9%	–10.0%	3.8%
Average advertising revenue per location sold (9)	US$	32,388	US$	35,373	US$	30,711	5.5%	–8.4%

Notes:

(1)	A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.
(2)	A time slot is defined as a 12-second equivalent advertising time or 6-second equivalent advertising time units for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles or 5-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.
(3)	Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units or 6-second equivalent advertising time units for digital frames in airports sold during the period presented.
(4)	Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.
(5)	Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.

(6)	The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).
(7)	The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.
(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the third quarter 2012 earnings at 8:00 PM U.S. Eastern Time on November 19, 2012 (5:00 PM U.S. Pacific Time on November 19, 2012; 9:00 AM Beijing/Hong Kong time on November 20, 2012). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

U.K.: 08082346646

Hong Kong: +852 2475 0994

International: +1 718 354 1231

Pass code: AMCN

A replay of the call will be available for 1 week between 11:00 p.m. on November 19, 2012 and 11:59 p.m. on November 26, 2012, Eastern Time.

Replay Dial-in Information

U.S.: +1 855 452 5696

International: +1 646 254 3697

Pass code: 64803942

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, (2) amortization of acquired intangible assets, (3) impairment of goodwill, and (4) impairment of intangible assets.

Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net (Loss) Income and EPS and Non-GAAP Adjusted Net (Loss) Income and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP (Loss) Income from Operations to Non-GAAP Adjusted (Loss) Income from Operations” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports and digital TV screens in 34 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	September 30,	December 31,
	2012	2011

ASSETS:
Current assets:
Cash	108,112	112,734
Restricted cash	8,141	6,363
Short-term investment	7,956	—
Accounts receivable, net	87,505	92,823
Prepaid concession fees	18,578	22,909
Amount due from related party	1,482	148
Other current assets	10,371	6,627
Deferred tax assets - current	5,576	6,061

Total current assets	247,721	247,665

Property and equipment, net	49,571	56,429
Long-term investments	4,325	2,047
Long-term deposits	20,776	15,042
Deferred tax assets - non-current	8,170	5,763
Acquired intangible assets, net	1,700	13,788
Goodwill	—	20,734

Total assets	332,263	361,468

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $61,697 and $66,813 as of December 31, 2011 and September 30, 2012, respectively)	69,290	63,577
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $9,585 and $6,831 as of December 31, 2011 and September 30, 2012, respectively)	7,787	11,276
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $11,516 and $17,615 as of December 31 2011 and September 30, 2012, respectively)	17,636	11,522
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $332 and $767 as of December 31, 2011 and September 30, 2012, respectively)	1,262	792
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $443 and $443 as of December 31, 2011 and September 30, 2012, respectively)	443	443

Total current liabilities	96,418	87,610

Deferred tax liability - non-current	425	3,800

Total liabilities	96,843	91,410

Equity
Ordinary shares	128	128
Additional paid-in capital	278,008	275,150
Treasury stock	(5,951)	(3,775)
Statutory reserves	8,049	8,049
Accumulated deficits	(74,220)	(38,138)
Accumulated other comprehensive income	30,873	30,734

Total AirMedia Group Inc.’s shareholders’ equity	236,887	272,148

Noncontrolling interests	(1,467)	(2,090)

Total equity	235,420	270,058

Total liabilities and equity	332,263	361,468

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2012	2012	2011

Revenues	73,106	68,133	70,108
Business tax and other sales tax	(1,738)	(1,550)	(1,393)

Net revenues	71,368	66,583	68,715
Cost of revenues	62,555	59,831	61,723

Gross profit	8,813	6,752	6,992
Operating expenses:
Selling and marketing *	4,461	4,162	4,429
General and administrative *	5,228	5,056	5,562
Impairment of goodwill	20,611	—	—
Impairment of intangible assets	9,583	—	—

Total operating expenses	39,883	9,218	9,991

Loss from operations	(31,070)	(2,466)	(2,999)
Interest income	469	225	254
Other income, net	379	1,047	401

Loss before income taxes	(30,222)	(1,194)	(2,344)
Income tax benefits	2,972	664	205

Net loss before net (loss) income of equity method investments	(27,250)	(530)	(2,139)
Net (loss) income of equity method investments	(66)	11	75

Net loss	(27,316)	(519)	(2,064)

Less: Net (loss) income attributable to noncontrolling interests	(31)	951	(381)

Net loss attributable to AirMedia Group Inc.’s shareholders	(27,285)	(1,470)	(1,683)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.22)	(0.01)	(0.01)
Diluted	(0.22)	(0.01)	(0.01)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.44)	(0.02)	(0.03)
Diluted	(0.44)	(0.02)	(0.03)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - basic	124,123,148	125,181,769	128,978,404
Weighted average ordinary shares outstanding used in computing net loss per ordinary share - diluted	124,123,148	125,181,769	128,978,404
* Share-based compensation charges included are as follow:
Selling and marketing	174	297	679
General and administrative	539	696	1,706

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2012	2012	2011
Net loss	(27,316)	(519)	(2,064)
Other comprehensive income (loss)	2,548	(2,255)	3,413

Comprehensive (loss) income	(24,768)	(2,774)	1,349
Less: comprehensive (income) loss attributable to the noncontrolling interest	(46)	968	(404)

Comprehensive (loss) income attributable to AirMedia Group Inc.’s shareholders	(24,722)	(3,742)	1,753

AirMedia Group Inc.

RECONCILIATION OF GAAP NET LOSS AND EPS TO NON-GAAP ADJUSTED NET INCOME AND EPS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2012	2012	2011

Net loss attributable to AirMedia Group Inc.’s shareholders	(27,285)	(1,470)	(1,683)
Amortization of acquired intangible assets	720	816	947
Share-based compensation	713	993	2,385
Impairment of goodwill	20,611	—	—
Impairment of intangible assets	9,583	—	—

Adjusted net income attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	4,342	339	1,649

Adjusted net income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)
Basic	0.03	0.00	0.01
Diluted	0.03	0.00	0.01

Adjusted net income attributable to AirMedia Group Inc.’s shareholders per ADS (non-GAAP)
Basic	0.07	0.01	0.03
Diluted	0.07	0.01	0.03

Shares used in computing adjusted basic net income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	124,123,148	125,181,769	128,978,404
Shares used in computing adjusted diluted net income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	124,123,148	125,181,769	128,978,404

Note: 1) The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.

RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	September 30, 2012	June 30, 2012	September 30, 2011

Operating expenses (GAAP)	39,883	9,218	9,991
Amortization of acquired intangible assets	720	816	947
Share-based compensation	713	993	2,385
Impairment of goodwill	20,611	—	—
Impairment of intangible assets	9,583	—	—

Adjusted operating expenses (non-GAAP)	8,256	7,409	6,659

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	11.6%	11.1%	9.7%

AirMedia Group Inc.

RECONCILIATION OF GAAP LOSS FROM OPERATIONS TO NON-GAAP ADJUSTED INCOME (LOSS) FROM OPERATIONS

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	September 30,	June 30,	September 30,
	2012	2012	2011

Loss from operations	(31,070)	(2,466)	(2,999)
Amortization of acquired intangible assets	720	816	947
Share-based compensation	713	993	2,385
Impairment of goodwill	20,611	—	—
Impairment of intangible assets	9,583	—	—

Adjusted income (loss) from operations (non-GAAP)	557	(657)	333

Adjusted operating margin (non-GAAP)	0.8%	–1.0%	0.5%